

August 27, 2014

Via E-mail
Mr. J. Daniel Plants, Esq.
Voce Capital LLC
600 Montgomery Street, Suite 210
San Francisco, CA 94111

> **Re:** **CONMED Corporation**
> **Definitive Additional Soliciting Materials**
> **Filed by Voce Catalyst Partners LP et al.**
> **Filed August 21, 2014**
> **File No. 000-16093**

Dear Mr. Plants:

We have reviewed your filing and have the following comments.

Slide 5

1. Please provide support for the assertion that Voce has been "a successful change agent" in the four noted instances.

Slide 19

2. Please provide support for the assertion, also appearing on Slide 35, that the quoted statements made during the Alere proxy contest were those of Joele Frank, rather than Alere itself.

Slide 31

3. Please advise how you determined that it was appropriate to refer to Mr. Plants as an "executive" at Sullivan & Cromwell. As a junior associate at this large law firm, he would in the normal course have had no management responsibilities. Alternatively, you may cease referring to this position in this manner in future filings.

4. Please provide support for the assertion that Mr. Lande is "lacking relevant work experience" and "owned ConMed stock for less than 2 months at time appointed to Board."

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Ariana Zikopoulos, Esq.
Schulte Roth & Zabel LLP